UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

* TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to ____________

Commission file number 0-11917
A.  Full title of the plan and the address of the plan, if different from that of the issuer below:

The Davey 401KSOP and ESOP

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Davey Tree Expert Company
1500 North Mantua Street
P.O. Box 5193
Kent, Ohio  44240

The Davey 401KSOP and ESOP ("Plan")
Form 11-K
December 31, 2004

TABLE OF CONTENTS

Page

Signatures	2

Index to Financial Statements and Supplemental Schedules	3

Exhibit Index

Exhibit 23 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

1

The Davey 401KSOP and ESOP
December 31, 2004

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DAVEY 401KSOP AND ESOP

	By:	The Davey Tree Expert Company
as Plan Administrator

Date: June 16, 2005	By:	/s/ David E. Adante
David E. Adante
Executive Vice President, Chief Financial Officer
and Secretary

2

The Davey 401KSOP and ESOP ("Plan")

Audited financial statements and supplemental schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and audited statement of income and changes in plan equity.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page

Financial Statements

Report of Independent Registered Public Accounting Firm	F-1
Statement of Net Assets Available for Benefits--December 31, 2004	F-2

Statement of Net Assets Available for Benefits--December 31, 2003	F-3

Statement of Changes in Net Assets Available for Benefits--Year ended December 31, 2004	F-4

Notes to Financial Statements--December 31, 2004	F-5

Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)-- December 31, 2004	F-11

All other schedules are omitted as not applicable or not required.

3

Report of Independent Registered Public Accounting Firm

To the 401KSOP and ESOP Committee
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statements of net assets available for benefits of The Davey 401KSOP and ESOP as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                              /s/ Ernst & Young LLP

Akron, Ohio
June 15, 2005

The Davey 401KSOP and ESOP

Statement of Net Assets Available for Benefits

December 31, 2004

	Nonparticipant Directed The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	Total December 31, 2004

Assets
Investments, at fair value:
Common shares	$ 51,948,736	$ 2,603,656	$ 54,552,392
Mutual funds	-	11,165,008	11,165,008
Common collective trust funds	675,699	3,444,566	4,120,265

Total investments	52,624,435	17,213,230	69,837,665

Receivables:
The Davey Tree Expert Company contributions	918,583	-	918,583
Participants' contributions	-	165,983	165,983

Total receivables	918,583	165,983	1,084,566

Net assets available for benefits	$ 53,543,018	$ 17,379,213	$ 70,922,231

See notes to financial statements.

The Davey 401KSOP and ESOP

Statement of Net Assets Available for Benefits

December 31, 2003

	Nonparticipant Directed The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	Total December 31, 2003

Assets
Investments, at fair value:
Common shares	$ 41,066,365	$ 1,802,956	$ 42,869,321
Mutual funds	-	8,006,001	8,006,001
Common collective trust funds	795,169	2,832,546	3,627,715

Total investments	41,861,534	12,641,503	54,503,037

Receivables:
The Davey Tree Expert Company contributions	717,124	-	717,124
Participants' contributions	-	89,127	89,127

Total receivables	717,124	89,127	806,251

Net assets available for benefits	$ 42,578,658	$ 12,730,630	$ 55,309,288

See notes to financial statements.

The Davey 401KSOP and ESOP

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

	Nonparticipant Directed The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	Total Year Ended December 31, 2004

Additions
Contributions:
Participants	$ -	$ 2,959,365	$ 2,959,365
The Davey Tree Expert Company:
Common Shares	918,301	-	918,301
Net appreciation in fair value of investments	11,061,519	1,986,810	13,048,329
Interest income	-	33,424	33,424
Dividends	678,627	68,217	746,844

Total additions	12,658,447	5,047,816	17,706,263

Deductions
Distributions to participants:
Cash	1,513,688	344,658	1,858,346
Common shares	180,399	-	180,399
Administrative expenses	-	54,575	54,575

Total deductions	1,694,087	399,233	2,093,320

Net increase	10,964,360	4,648,583	15,612,943

Net assets available for benefits:
Beginning of year	42,578,658	12,730,630	55,309,288

End of year	$ 53,543,018	$17,379,213	$ 70,922,231

See notes to financial statements.

The Davey 401KSOP and ESOP

Notes to Financial Statements

December 31, 2004

A.  Description of the Plan

The following description of The Davey 401KSOP and ESOP (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all eligible employees of The Davey Tree Expert Company (the "Company" and "Plan Sponsor") and each subsidiary of the Company that has adopted the Plan. The eligibility of employees to participate in the Plan is based, in general, on both attaining age 21 and completing one year of continuous service.

The Davey 401KSOP and ESOP, known for periods prior to January 1, 1997 as The Davey Tree Expert Company Employee Stock Ownership Plan was amended and restated effective March 1, 2003. The Plan was established for the benefit of eligible employees as of January 1, 1979, and has most recently been maintained under an amendment and restatement, effective January 1, 2003. The portion of the Plan consisting of The Davey Tree Expert Company Stock Fund (the "ESOP feature") is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the "Code") as a stock bonus plan. The portion of the Plan that is not the ESOP feature is a profit-sharing plan that is intended to qualify under Section 401(a) of the Code and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code. The March 1, 2003 restatement was prepared in connection with the change in trusteeship and service provider arrangements, incorporated prior amendments, and also included other modifications.

Reliance Trust Company serves as trustee for the assets of The Davey Tree Expert Company Stock Fund and Wells Fargo Bank Minnesota, N.A. serves as trustee for all other assets of the Plan. Both Reliance and Wells Fargo provide custodial services. Wells Fargo also provides other services, including executing all buy, sell and reinvestment transactions, and collecting and reporting all dividend and interest payments. Both Reliance and Wells Fargo became trustees, effective March 1, 2003, succeeding Key Bank National Association.

Contributions

Participating employees have the option to make elective contributions, subject to the limit allowed by the Internal Revenue Code ($13,000 for 2004, excluding catch-up contributions), further limited by other maximum contribution limits established by federal law, and subject to a weekly minimum contribution of 1% of the participant's compensation. The Company makes an annual matching contribution equal to 50% of the first 3% of compensation that a participant contributes. Company contributions are made in either cash or common shares of the Company.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

A.  Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) plan earnings and charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. A participant is entitled to the benefit that can be provided from the participant's vested account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of continuous service, retirement (at 65 years of age or early retirement), permanent disability or death.

Investment Options

Participants were provided with the following fund options and related investment profiles (provided by the fund managers), including directing up to 25% of their total contributions to The Davey Tree Expert Company Stock Fund.

       Wells Fargo Stable Return Fund--Invests in high-grade money market instruments.

       Wells Fargo Diversified Bond Fund--Invests in different fixed income investment styles.

       Wells Fargo Moderate Balanced Fund--Invests in a broadly diversified portfolio of stocks and bonds.

       Wells Fargo S&P 500 Index Fund--Invests in a diversified portfolio of common stocks included in the Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's
       500 Index.

       Wells Fargo Strategic Income Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on bonds).

       Wells Fargo Growth Balanced Fund--Invests in a diversified portfolio of stocks and bonds (with a larger focus on stocks).

       Wells Fargo Strategic Growth Allocation Fund--Invests in a diversified portfolio of stocks and bonds
       (with a larger focus on stocks).

       Janus Twenty Fund Inc--Invests in a core of 20 to 30 companies with growth potential that includes a combination of well established, multinational businesses and medium-size and faster-growing companies.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

A.  Description of the Plan (continued)

        AIM Dynamics Fund Inc--Invests in equity securities of mid-sized core growth companies.

        Vanguard Index TR Total Stock Market Fund--Invests in U.S. common stocks, designed to replicate the performance of the Wilshire 5000 Index.

       Wells Fargo Large Cap Appreciation Fund--Invests in equity securities of large, established companies.

       Franklin Small-Mid Cap Growth Fund--Invests in common stocks of small and medium sized companies.

       Neuberger Berman Genesis Fund--Invests in common stocks of companies with market capitalizations less than $1.5 billion at the time of purchase.

      Mutual Discovery Fund--Invests in common and preferred stocks, debt securities and convertible securities of small sized companies.

      Templeton Growth Fund--Invests in common stocks and debt obligations of companies and governments in the U.S. and abroad.

      The Davey Tree Expert Company Stock Fund--Invests in common shares of The Davey Tree Expert
      Company (with temporary investments made in a money market fund).

Participants may change their investment options daily.

Payment of Benefits

Participants who terminate may elect to receive distributions of vested benefits either in cash or common shares of the Company. Shares of The Davey Tree Expert Company Stock Fund issued after January 1, 1997 are to be distributed in a lump sum as either common shares or cash. Shares of The Davey Tree Expert Company Stock Fund issued before January 1, 1997 may be distributed in a lump sum of common shares; or at the option of the participant, cash may be distributed either in lump-sum or monthly, quarterly, or annual installments over a period not to exceed either the participant's normal life expectancy, or the normal life expectancy of the participant and their beneficiary. Former participants wishing to sell their shares must offer such shares first to the Plan and then to the Company.

Forfeited Accounts

As of December 31, 2004, forfeited nonvested accounts totaling $724,573 were available to reduce future Company contributions.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

A.  Description of the Plan (continued)

Voting Rights

Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. Participants are requested to instruct the Trustee as to how shares should be voted.  If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with instructions received from other participants in the Plan.

B.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Davey Tree Expert Company Common Stock Fund is comprised of the Company's common shares and a small portion of short-term investments. The Company's common shares are not listed or traded on an established public trading market and market prices are, therefore, not available.  Semiannually, for purposes of the Company's 401KSOP, the fair market value of the common shares is determined by an independent stock valuation firm, based upon Company performance and financial condition, using a peer group of comparable companies selected by that firm.  The peer group at December 31, 2004 consisted of ABM Industries Incorporated, Dycom Industries, Inc., FirstService Corporation, Quanta Services, Inc., Rollins, Inc., and The ServiceMaster Company.  The semiannual valuations are effective for a period of six months and the per share price established by those valuations is the price at which our Board of Directors of the Company has determined that the common shares will be bought and sold during that six-month period in transactions involving the Company or one of its employee benefit or stock purchase plans.  Since 1979, the Company has provided a ready market for all shareholders through its direct purchase of their common shares, although the Company is under no obligation to do so.

The investments in mutual funds and common collective trust funds are stated at market value, which represents fair value, as reported and determined by Wells Fargo Bank Minnesota, N.A. as of the Plan's year end.  The Wells Fargo Money Market Fund is valued at cost, which approximates fair value.

The change in net unrealized appreciation or (depreciation) on investments is included in the statement of changes in net assets available for benefits. Net appreciation (depreciation) in the fair value of investments includes the realized gain or loss on sale of investments sold and unrealized gains/losses on investments held during the year determined on a revalued cost basis.

Purchases and sales of securities are accounted for on the trade date.  Dividend income is accounted for on the ex-dividend date.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

B.  Summary of Significant Accounting Policies (continued)

Administrative Expenses

The costs of administering the Plan are paid by the Company, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

C.  Investments

The following is a summary of assets held for investment:

	December 31, 2004		December 31, 2003
	Number of Shares, Units or Par Value	Fair Value	Number of Shares, Units or Par Value	Fair Value

Independent Valuation
The Davey Tree Expert Company Common Stock	2,727,620	$ 54,552,392*	2,730,530	$ 42,869,321*
Market Value
Wells Fargo Diversified Bond Fund	38,515	990,601	32,304	840,228
Wells Fargo Moderate Balanced Fund	46,085	1,005,117	18,806	405,834
Wells Fargo Strategic Income Fund	2,927	56,742	1,445	27,782
Wells Fargo Growth Balanced Fund	3,164	94,687	2,042	57,878
Wells Fargo Strategic Growth Allocation Fund	4,052	57,252	1,348	17,650
Janus Twenty Fund Inc.	8,413	376,881	6,104	220,781
AIM Dynamics Fund Inc.	14,831	244,699	11,655	171,795
Vanguard Index TR Total Stock Market Fund	5,638	162,216	2,816	73,189
Wells Fargo Large Cap Appreciation Fund	12,211	132,610	6,118	60,138
Franklin Small-Mid Cap Growth Fund	79,490	2,715,383	71,183	2,151,140
Neuberger Berman Genesis Fund	15,618	390,472	8,202	178,301
Mutual Discovery Fund	99,883	2,405,168	87,642	1,810,690
Templeton Growth Fund	110,667	2,533,180	96,304	1,990,595
Wells Fargo Stable Return Fund	45,330	1,655,912	41,162	1,446,666
Wells Fargo S&P 500 Index Fund	49,059	2,454,414	44,527	2,014,862
Cost, Approximates Fair Value
Wells Fargo Money Market Fund	9,939	9,939	166,187	166,187

Total Investments		$ 69,837,665		$ 54,503,037

* Investments that represent 5% or more of the fair value of net assets available for benefits as of the date indicated.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

C.  Investments (continued)

During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2004

The Davey Tree Expert Company common shares	$ 11,555,788
Mutual funds	1,204,248
Common collective trust funds	288,293

Net appreciation in fair value	$ 13,048,329

D.  Concentration of Market Risks and Other Exposures

The Plan had investments in the common stock of The Davey Tree Expert Company of $54,552,392, approximating 76.9% of net assets at December 31, 2004, and $42,869,321, approximating 77.5% at December 31, 2003.

The investments in the common stock of The Davey Tree Expert Company is exposed to market risk-the potential economic loss that may result from adverse changes in fair value.  Other investments of the Plan are also exposed to various risks, such as market risk, interest risk and credit risk.

Due to the level of risk associated with the common stock of The Davey Tree Expert Company and certain other investments of the Plan, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

E.  Party-in-Interest Transactions

Certain plan investments include funds managed by Wells Fargo Bank Minnesota, N.A., one of the trustees for the Plan and, therefore, these transactions qualify as party-in-interest transactions, as defined. Fees paid to trustees during 2004 totaled $27,082.

F.  Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, participants become 100% vested in their accounts.

G.  Tax Status of the Plan

The Internal Revenue Service ("IRS") has determined and informed the Company, in a letter dated  February 9, 2005, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code").  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Davey Tree Expert Company, as Plan Sponsor, believes that the Plan is operated in compliance with the applicable requirements of the Code.

The Davey 401KSOP and ESOP EIN: 34-0176110 Plan Number: 004 Schedule H, Line 4i--Schedule of Assets (Held at End of Year) December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value

*	The Davey Tree Expert Company (A)	2,727,620 common shares	$ 9,650,734	$ 54,552,392

	Mutual Funds:

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Diversified Bond Fund--38,515 units	**	990,601

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Moderate Balanced Fund--46,085 shares	**	1,005,117

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Strategic Income Fund--2,927 shares	**	56,742

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Growth Balanced Fund--3,164 shares	**	94,687

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Strategic Growth Allocation Fund--4,052 shares	**	57,252

	Janus Capital	Janus Twenty Fund Inc-- 8,413 shares	**	376,881

	AIM Funds Croup	AIM Dynamics Fund Inc-- 14,831 shares	**	244,699

	Vanguard	Vanguard Index TR Total Stock Market Fund--5,638 shares	**	162,216

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Large Cap Appreciation Fund-- 12,211 shares	**	132,610

	Franklin Templeton	Franklin Small-Mid Cap Growth Fund--79,490 shares	**	2,715,383

	Neuberger Berman Group	Neuberger Berman Genesis Fund--15,618 shares	**	390,472

	Franklin Templeton	Mutual Discovery Fund-- 99,883 shares	**	2,405,168

	Franklin Templeton	Templeton Growth Fund-- 110,667 shares	**	2,533,180

	Common Collective Trust Funds:

*	Wells Fargo Bank Minnesota, N.A. (A)	Wells Fargo Stable Return Fund-- 45,330 units	1,553,622	1,655,912

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo S&P 500 Index Fund--49,059 units	**	2,454,414

*	Wells Fargo Bank Minnesota, N.A. (A)	Money market fund-- 9,939 units	9,939	9,939

				$ 69,837,665

*	A party-in-interest as defined by ERISA
**	Cost information is not required for participant-directed investments
(A)	Nonparticipant and participant directed

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Filed Herewith